smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

18 November 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

11 NOVEMBER TO 18 NOVEMBER 2005

186	15/11/2005 : 14:36:00	Smiths Group PLC - AGM Statement
187	16/11/2005 : 17:47:00	Smiths Group PLC - Result of AGM

Regulatory Announcement

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	AGM Statement
Released	14:36 15-Nov-05
Number	1668U

Annual General Meeting of Smiths Group plc

Chairman's statement on the current outlook

Speaking at the Annual General Meeting of Smiths Group held at 2.30pm today in London, Donald Brydon, Chairman of the company said:

"In the 2005 Report & Accounts the Chief Executive, Keith Butler-Wheelhouse indicated that Smiths expects to deliver continuing growth in the current year, with each division contributing a better performance, aided by the full-year benefit of recent acquisitions.

"A month further into the 2006 financial year, I can confirm that the company remains on track to achieve another year of improved performance.

"The business environment is positive across most of the company's markets, and this is being reflected in organic growth. There has been good progress on the integration of Medex and the other acquisitions made last year, while in the new year another £30m has been spent on acquisitions.

"Three of the divisions are expected to show good growth in the first half of the year. In Aerospace, which has recently secured strong positions on new aircraft programmes, growth will be concentrated in the second half, due to the timing of development expenditure charged to profit."

-ends-

Enquiries:
Media: Chris Fox 020 8457 8403
e-mail: chris.fox@smiths-group.com

Investors: Russell Plumley 020 8457 8203
e-mail: russell.plumley@smiths-group.com

END

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Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Result of AGM
Released	17:47 16-Nov-05
Number	2577U

smiths

16 NOVEMBER 2005

SMITHS GROUP PLC – RESULT OF AGM

LISTING RULE LR 9.6.18 R

The Company is pleased to announce that all the resolutions proposed at the Annual General Meeting held on 15 November 2005 were passed by the necessary majority.

Details of the proxy votes received prior to the Meeting and a summary of the questions answered at the Meeting will be posted on the Company's website, www.smiths-group.com, shortly.

LISTING RULE LR 9.6.2 R

The Company has forwarded to the Document Viewing Facility of the UK Listing Authority two copies of the resolutions not constituting ordinary business which were passed at the Annual General Meeting.

The above-mentioned copies will shortly be available for viewing at the Document Viewing Facility, at the address below, from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel : 020 7066 1000

Printed copies may be obtained by writing to The Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

END

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DOCUMENTS FILED WITH COMPANIES HOUSE

08 NOVEMBER TO 18 NOVEMBER 2005

Special Resolutions passed at 2005 AGM

SPECIAL RESOLUTIONS PASSED AT THE NINETY FIRST ANNUAL GENERAL MEETING OF SMITHS GROUP PLC HELD ON 15 NOVEMBER 2005 AT 2:30 P.M.

smiths

Special resolution :

That the directors be and are hereby authorised to allot equity securities for cash :

- in accordance with article 7 of the Company's Articles of Association; and
- within section 94(3A) of the Companies Act 1985 as if section 89(1) of the Act did not apply

provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,051,555 (such authorities to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 14 February 2007) and that all previous authorities under section 95 of the Act shall cease to have effect.

Special resolution :

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the directors of the Company may determine provided that :

- the maximum number of ordinary shares hereby authorised to be purchased is 56,412,445;
- the minimum price which may be paid for an ordinary share is 25p per ordinary share;
- the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;
- the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 14 February 2007; and
- the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

D H Brydon
Chairman

Certified a True Copy

....

G M Norris - Deputy Group Secretary
16 November 2005

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULE 9.31

19 OCTOBER TO 18 NOVEMBER 2005

Resolutions passed as items of special business at the 2005 AGM	} Listing Rule 9.31(b)

ITEMS OF SPECIAL BUSINESS PASSED AT THE NINETY FIRST ANNUAL GENERAL MEETING OF SMITHS GROUP PLC HELD ON 15 NOVEMBER 2005 AT 2:30 P.M.

smiths

SPECIAL BUSINESS

Ordinary resolution :

That, in accordance with Article 6 of the Articles of Association of the Company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £47,010,371 in aggregate (such authority to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 14 February 2007) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

Special resolution :

That the directors be and are hereby authorised to allot equity securities for cash :

- in accordance with article 7 of the Company's Articles of Association; and
- within section 94(3A) of the Companies Act 1985 as if section 89(1) of the Act did not apply

provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,051,555 (such authorities to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 14 February 2007) and that all previous authorities under section 95 of the Act shall cease to have effect.

Special resolution :

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the directors of the Company may determine provided that :

- the maximum number of ordinary shares hereby authorised to be purchased is 56,412,445;
- the minimum price which may be paid for an ordinary share is 25p per ordinary share;
- the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;
- the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 14 February 2007; and
- the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Ordinary resolution :

That:

(a) the amendments to the Smiths Industries 1982 SAYE Share Option Scheme (proposed to be renamed the Smiths Group Sharesave Scheme and hereinafter referred to as the "Scheme"), as referred to in the Directors' Report contained in the Company's Annual Report and Accounts 2005 and as shown in the amended rules in the form produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved;

(b) the directors be and are hereby authorised to cause such amendments to be adopted and to adopt any further amendments required by HM Revenue and Customs in order to maintain approval of the Scheme under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003; and

(c) the directors be and are hereby authorised to do all acts and things which they may consider necessary or expedient for implementing and giving effect to the same.